                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549

                                    ------------

                                    SCHEDULE 13D
                                   (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 2)(1)

                             OSI PHARMACEUTICALS, INC.
                             -------------------------
                                  (Name of Issuer)

                                    COMMON STOCK
                                    ------------
                           (Title of Class of Securities)

                                    671040 10 3
                                    -----------
                                   (CUSIP Number)

                                     Hope Flack
                                 BVF Partners L.P.
                         227 West Monroe Street, Suite 4800
                              Chicago, Illinois  60606
                                   (312) 263-7777
                         ----------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   JULY 12, 1999
                                   -------------
              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                           (Continued on following pages)
                                 (Page  1 of 7 Pages)

----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------------------------------------------------------
CUSIP No. 671040 10 3                    13D                 Page 2 of 7 Pages
-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/    (b) / /
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------

      NUMBER       7   SOLE VOTING POWER
        OF                  0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY EACH             1,294,343
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH                 0
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                            1,294,343
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,294,343
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.1%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 671040 10 3                    13D                 Page 3 of 7 Pages
-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVP PARTNERS L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/   (b)  / /
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
              00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------

      NUMBER       7   SOLE VOTING POWER
        OF                  0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY EACH             2,454,290
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH                 0
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                            2,454,290
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,454,290
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.5%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 671040 10 3                    13D                 Page 4 of 7 Pages
-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVP Inc
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/   (b)  / /
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
              WC, 00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------

      NUMBER       7   SOLE VOTING POWER
        OF                  0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY EACH             2,454,290
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH                 0
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                            2,454,290
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,454,290
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.5%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
-------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 671040 10 3                    13D                 Page 5 of 7 Pages
--------------------------------------------------------------------------------

     Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D, dated November 17, 1997, as amended by Amendment No. 1, dated November 6, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $.01 per share (the "Stock"), of OSI Pharmaceuticals, Inc., a Delaware corporation ("OSI").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since May 12, 1999, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 161,000 shares of the Stock for an aggregate consideration of $655,299.28, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 105,500 shares of the Stock for an aggregate consideration of $468,001.60, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 1,294,343 shares of the Stock, Partners beneficially owns 2,454,290 shares of the Stock, and BVF Inc. beneficially owns 2,454,290 shares of the Stock, approximately 6.1%, 11.5% and 11.5%, respectively, of the aggregate number of shares outstanding as of April 30, 1999 (as reported in OSI's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 1,294,343 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 2,454,290 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). Together, ILL10 and BVF Ltd. are referred to herein as the "Accounts." The Accounts specialize in holding

--------------------------------------------------------------------------------
CUSIP No. 671040 10 3                    13D                 Page 6 of 7 Pages
--------------------------------------------------------------------------------


biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons in the last sixty (60) days. All such transactions were made for cash in open market, over-the-counter transactions. Except as provided below, no other transactions in the Stock have been effected
by the Reporting Persons during the last sixty 60 days.   On June 2, 1999,
Partners transferred 15,000 shares of Stock that it owned on behalf of BVF to ILL10. The aggregate number of shares of the Stock beneficially owned by Partners and BVF Inc. was not affected by this transfer.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons since the most recent filing on Schedule 13D.

--------------------------------------------------------------------------------
CUSIP No. 671040 10 3                    13D                 Page 7 of 7 Pages
--------------------------------------------------------------------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    ------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               ------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          -----------------------
          Mark N. Lampert
          President

                                     EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  July 16, 1999.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    ------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               ------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          -----------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                              DURING THE PAST SIXTY DAYS

---------------------------------------------------------------------------------------------
  Trade Date     By        For the          Quantity      Price per   Type of Trade    Broker
  ----------     --       ----------        --------      ---------   ------------     ------
                          Account of                        Share
                          ----------                        -----
---------------------------------------------------------------------------------------------
 05/27/99      ILL10       Partners          20,000       $6.0125     Purchase         INET
---------------------------------------------------------------------------------------------
 05/28/99      BVF         Partners           2,600       $6.0503     Purchase         INET
---------------------------------------------------------------------------------------------
 05/28/99      BVF Ltd.    Partners           2,000       $6.0503     Purchase         INET
---------------------------------------------------------------------------------------------
 06/25/99      BVF         Partners          18,400       $4.1875     Purchase         INET
---------------------------------------------------------------------------------------------
 07/12/99      BVF         Partners          65,000       $4.0000     Purchase         INET
---------------------------------------------------------------------------------------------
 07/12/99      BVF Ltd.    Partners          13,500       $4.0000     Purchase         INET
---------------------------------------------------------------------------------------------
 07/13/99      BVF         Partners          75,000       $3.9903     Purchase         INET
---------------------------------------------------------------------------------------------
 07/13/99      ILL10       Partners           5,000       $3.9903     Purchase         INET
---------------------------------------------------------------------------------------------
 07/13/99      BVF Ltd.    Partners          65,000       $3.9903     Purchase         INET
---------------------------------------------------------------------------------------------

     INET      =    Instinet